January 11, 2011

Mr. Anthony Burak,

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phoenix Edge Series Fund Form N-CSR For the Period ended December 31, 2009

Dear Mr. Burak:

I am addressing your comments that we received from you on November 4, 2010. I will set forth your comment and our response below.

1.	Comment: On page 4, the Composite Index for the Phoenix Dynamic Asset Allocation Series – Aggressive Growth is 100% S&P 500 Index. In the prospectus dated May 1, 2010, the Composite Index is different. Please confirm which composite index is accurate.

Response: Effective March 1, 2008, the Composite Index changed to the definition provided on page 4 of the financial statements. The Composite Index provided in the prospectus dated May 1, 2010 was for periods prior to March 1, 2008. This series has been liquidated effective November 20, 2010.

2.	Comment: In the Schedule of Investments, Phoenix Aberdeen International Series, page 73, the valuation of the Mapfre SA is different in the two instances. Please confirm and explain the valuations.

Response: The series elected to participate in a rights offering. However, the rights offering shares (58,541) did not assimilate until a dividend was paid out on the original shares (2,634,372). The rights shares were priced below the original shares until the original shares went ex-dividend on January 5, 2010. As of January 5, 2010, all Mapre SA shares were valued the same.

3.	Comment: In the Financial Highlights, there is no note that indicates that the total returns do not reflect any insurance charges. Please explain.

Response: On page 3 of the financial statements it is noted that the prospectus be referred to for any contractual charges associated with separate accounts. Going forward, we will also note that “insurance related expenses are not reflected in the total returns” in the financial highlights.

4.	Comment: In the notes to the Financial Statements, the Phoenix Growth and Income Series shows a loss of $46,000 as located in the Statement of Operations as Net realized gain (loss) on futures. Please explain.

Response: The location of the realized loss was inadvertently mentioned as within the “Statement of Operations as net realized gain (loss) on futures” instead of within the “Statement of Operations as net realized gain (loss) on investments”. This loss was from Rights sold.

5.	Comment: For the Board Considerations for the Multi-Sector Series and Strategic Allocation Series, please explain why the June 8 – 9, 2009 Board meetings were not included in the Semi-Annual Reports for the period ended June 30, 2009.

Response: At the June 8 - 9, 2009 Board Meetings, the Board of Trustees reviewed the Section 15c material, but did not consider and approve the advisory agreements for the Series until September, 2009.

6.	Comment: Form N-CSR, Item 4(e) (2) requires that 100% of the non-audit fees must be approved by the Board including the fees for tax services. Please explain your representation of “deminimis” in the Form.

Response: 100% of the non-audit fees were approved by the Board. The only non- audit fees paid to Pricewaterhouse Coopers are the fees for tax services, which have been approved by the Board of Trustees. Going forward we will note the response as 0% on Form N-CSR under Item 4(e) (2) (b) through (d) as advised.

7.	Comment: In the Form N-lA, Phoenix Growth and Income Series, prospectus dated May 1, 2010, the “Other Expenses” number is not the same as in the Form N-CSR. Please explain.

Response: The “Other Expenses” is 0.37% from the May 1, 2010 prospectus. In the Financial Highlights section, it indicates 0.41%. 0.04% was due to extraordinary expenses. Going forward we will denote extraordinary expenses if any.

8.	Comment: In the Form N-SAR for the period ended June 30, 2010, there is a reference to Money Market Series as a series of the Trust which was closed on January 26, 2010.

Response: It was referenced in the Form N-SAR for the period ended June 30, 2010 since the Money Market Series was a series during the six month period (until January 26, 2010). The Form N-SAR generally covers the six month period. It was marked as the final Form N-SAR for the Money Market Series.

9.	Comment: Please include the Tandy Representations.

Response: The Commission staff has requested that the Registrant acknowledge and agree, and Registrant does acknowledge and agree that:

a)	the Commission’s actions do not foreclose the Commission from taking any action with respect to the filing;

b)	the action of the Commission or the staff, does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (860) 263-4791 or Kevin.Carr@virtus.com should you have any questions.

Sincerely,

/s/ Kevin J. Carr
Kevin J. Carr
Senior Vice President, Legal and Secretary